82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030589

REGISTRANT'S NAME Jasmine Patil PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL P

FILE NO. 82- 4876 FISCAL YEAR 12-31-01

° Complete for initial submissions only °° Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 3/15/02

02 MAR 13 AM 8:03

AR/S
12-31-01

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2001 AND 2000

Report of Independent Auditor

To the Board of Directors and Shareholders of

Jasmine International Public Company Limited

I have audited the consolidated balance sheets of Jasmine International Public Company Limited and its subsidiaries as at 31 December 2001 and 2000, the related consolidated statements of earnings, retained earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Jasmine International Public Company Limited for the same period. These financial statements are the responsibility of the managements of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jasmine International Public Company Limited and its subsidiaries, and of Jasmine International Public Company Limited as at 31 December 2001 and 2000 and the results of their operations and cash flows for the years then ended in accordance with generally accepted accounting principles. However, I draw attention to the following uncertainties :

(a) The Company and a subsidiary company defaulted on the repayment of debts amounting to USD 4.0 million and USD 22.3 million, respectively, which were due in December 2001 under the debt restructuring agreement. In addition, a subsidiary company has been unable to sell its holding in the shares of the Company as required under the debt restructuring agreement. The Company and the subsidiary company have requested waivers of these breaches from the relevant financial institutions, to which they have not yet received a response. If the Company and the subsidiary company do not receive such waivers, the financial institutions may call for the Company and the subsidiary company to repay all debt, including interest at the default rate. However, the accompanying financial statements have been prepared under the going-concern basis assuming that the Company and the subsidiary company will be able to continue their business operations as going concerns and that their assets will be realized and their liabilities discharged in the ordinary course of business without any compulsory actions, and without making adjustments that might be required to present assets at their saleable value, and liabilities in accordance with the amounts that would have to be repaid, and to reclassify accounts, in the event the Company and the subsidiary company were unable to continue their businesses as going concerns.

(b) As described in Note 15 to the financial statements, a subsidiary has made advance payments for services amounting to approximately Baht 309 million, and these were shown as an asset in the consolidated financial statements for 2001 (2000 : Baht 309 million). The subsidiary will be compensated for such amount by way of a rebate in the form of promotional minutes of satellite air-time usage over a period of 10 years, with the conditions of the compensation, which are currently being negotiated, to be contingent upon the net cash flow from operations of the satellite service provider (a former associated company). In addition, as described in Note 13, as at 31 December 2001 another subsidiary has invested Baht 702 million (2000 : Baht 734 million) in the construction of the gateway station for this satellite-based mobile telecommunications project, and two subsidiaries have investment totaling Baht 867 million in ACeS International Limited (the owner of the ACeS Satellite). No provision for impairment loss has been set aside against these assets since the management believes that present value of benefits to be derived from them in the future exceeds the above carrying value. Whether or not a provision is required depends on the outcome of negotiations to agree the terms and conditions for compensation, on the volume of satellite usage, and on the success of the operation of the Satellite-based mobile telecommunication project in the future.

(c) As at 31 December 2001, a subsidiary had unused communication equipment amounting to approximately Baht 79 million (2000 : Baht 92.1 million). This has been inactive for a long time but no provision for diminution in the value of such equipment has been set aside since the subsidiary's management believes that all the equipment can either be sold at a price not less than cost or utilised for its operations in the future. In addition, as discussed in Note 10, as at 31 December 2001, the subsidiary had a sum of approximately Baht 27 million (2000 : Baht 27 million) receivable from the Posts and Telegraph Department (PTD). The amount related to the value added tax on the communications equipment transferred to PTD pursuant to the concession made in August 1998. The subsidiary and the PTD took different stances on the issue of which party is liable for this tax. They have not yet been able to reach a conclusion. No provision has been made against this receivable in the financial statements since the subsidiary's management believes that the amount will be recovered in full.

(d) As described in Note 28.4 (b) to the financial statements, a subsidiary company did not record minimum airtime fees for satellite airtime totaling USD 4.2 million (equivalent to Baht 184.8 million) in the earnings statement for the year ended 31 December 2001, as all the companies who are authorised service providers of the ACeS satellite-based mobile telecommunication system, including the subsidiary company, are in the process of negotiating with ACeS International Limited (the owner of the ACeS Satellite) for a waiver of the above minimum airtime fees. The management of the subsidiary are confident that such fee will be waived.

Narong Puntawong

Certified Public Accountant (Thailand) No. 3315

Ernst & Young Office Limited

Bangkok : 22 February 2002

BALANCE SHEETS

AS AT 31 DECEMBER 2001 AND 2000

(Unit : Baht)

	Note	Consolidated		The Company Only	
		2001	2000 (Restated)	2001	2000 (Restated)
ASSETS					
CURRENT ASSETS					
Cash in hand and at banks	5	2,526,874,054	2,765,166,777	103,646,997	357,681,369
Short-term investments in financial institutions	6	244,261,716	510,176,339	7,447,450	10,003,000
Investment in available-for-sale security		10,260,000	10,270,000	-	-
Accounts receivable - trade					
Related parties	8	117,428,671	2,361,800,425	82,475,031	294,117,361
Others		745,088,518	1,077,630,579	14,338,316	28,976,771
Total accounts receivable - trade		862,517,189	3,439,431,004	96,813,347	323,094,132
Less : Allowance for doubtful accounts		(95,414,354)	(100,926,487)	(74,033,863)	(79,442,856)
Total accounts receivable - trade, net	7	767,102,835	3,338,504,517	22,779,484	243,651,276
Short-term loans and advances to related parties	8	10,733,692	409,974,743	1,749,371,775	2,643,350,224
Inventories - net	9	241,522,014	316,787,804	3,367,928	34,852,906
Other current assets					
Dividend receivable		-	-	30,000,000	748,717,487
Prepaid project costs		122,461,981	15,321,810	112,289,919	3,202,911
Unbilled receivable		115,940,732	376,208,513	58,684,237	58,684,237
Accounts receivable - others, net	10	88,356,388	117,092,369	1,996,640	184,159
Others		275,698,376	252,196,782	57,183,691	50,655,354
Total other current assets		602,457,477	760,819,474	260,154,487	861,444,148
TOTAL CURRENT ASSETS		4,403,211,788	8,111,699,654	2,146,768,121	4,150,982,923
INVESTMENTS AND LOANS					
Investments in related parties	11	5,347,472,375	1,779,789,182	8,211,960,409	4,934,922,415
Loans to related party	8	-	594,681,701	-	594,681,701
Deposit with financial institutions	12	657,115,448	595,315,096	-	-
TOTAL INVESTMENTS AND LOANS		6,004,587,823	2,969,785,979	8,211,960,409	5,529,604,116
PROPERTY, PLANT AND EQUIPMENT - Net	13	3,566,931,719	4,098,503,119	441,357,658	473,861,612
OTHER ASSETS					
Advance for investment projects - net	14	33,163,249	33,894,288	33,163,249	33,894,288
Advance payments for service	15	308,743,658	308,743,658	-	-
Deferred project cost - net	16	3,710,282,954	4,114,439,914	-	-
Excess of cost of investments over net book value of the subsidiary companies - net		68,444,192	44,804,728	-	-
Others		15,154,339	12,395,193	4,911,088	4,920,088
TOTAL OTHER ASSETS		4,135,788,392	4,514,277,781	38,074,337	38,814,376
TOTAL ASSETS		18,110,519,722	19,694,266,533	10,838,160,525	10,193,263,027

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2001 AND 2000

(Unit : Baht)

	Note	Consolidated 2001	Consolidated 2000 (Restated)	The Company Only 2001	The Company Only 2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	17	125,720,420	225,706,734	45,706,295	45,706,295
Accounts payable - trade					
Related parties	8	41,581,508	50,499,977	24,688,079	31,234,679
Others		427,701,438	1,008,493,083	23,085,984	22,396,398
Total accounts payable - trade		469,282,946	1,058,993,060	47,774,063	53,631,077
Current portion of long-term liabilities	18,27	4,390,243,026	2,352,971,746	1,285,889,950	391,978,756
Current portion of long-term lease payable from related party	8	56,276,726	135,064,152	56,276,726	135,064,152
Short-term loans and advances from related parties	8	26,702,944	19,677,436	313,359,193	155,522,011
Other current liabilities					
Advances received from customers		152,503,746	40,727,734	93,175,757	1,901,178
Corporate income tax payable		51,852,542	84,125,422	-	-
Accrued project costs		45,848,073	51,410,718	1,517,183	2,475,442
Accrued expenses		400,288,224	301,906,123	104,881,419	40,409,256
Others		188,826,784	311,949,519	21,113,319	51,333,852
Total other current liabilities		839,319,369	790,119,516	220,687,678	96,119,728
TOTAL CURRENT LIABILITIES		5,907,545,431	4,582,532,644	1,969,693,905	878,022,019
PROVISION FOR LOSS ON THE EXCESS OF INVESTMENT IN SUBSIDIARIES	11	-	-	1,848,454,842	1,499,018,392
LONG-TERM LOAN FROM RELATED PARTY	8	-	-	552,851,078	585,557,522
LONG-TERM LEASE PAYABLE FROM RELATED PARTY - net of current portion	8	-	56,276,726	-	56,276,726
LONG-TERM LIABILITIES - net of current portion	18,27	11,076,380,125	14,721,510,316	5,510,701,695	7,014,215,494
OTHER LIABILITIES		24,856,149	22,128,005	9,514,485	11,095,950
TOTAL LIABILITIES		17,008,781,705	19,382,447,691	9,891,216,005	10,044,186,103

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2001 AND 2000

(Unit : Baht)

	Note	Consolidated		The Company Only	
		2001	2000 (Restated)	2001	2000 (Restated)
SHAREHOLDERS' EQUITY					
Share capital					
Registered					
1,267,200,000 ordinary shares of Baht 10 each		12,672,000,000	12,672,000,000	12,672,000,000	12,672,000,000
Issued and fully paid					
474,536,428 ordinary shares of Baht 10 each					
(2000 : 447,597,128 ordinary shares of Baht 10 each)		4,745,364,280	4,475,971,280	4,745,364,280	4,475,971,280
Warrants	19	25,737,374	28,431,304	25,737,374	28,431,304
Share premium		3,838,766,880	3,970,769,451	3,838,766,880	3,970,769,451
Company's shares held by a subsidiary	20	(600,000,000)	(600,000,000)	(600,000,000)	(600,000,000)
Capital surplus from share premium of a subsidiary company		332,369,133	332,369,133	332,369,133	332,369,133
Translation adjustments		(3,196,675)	(2,305,969)	(3,196,675)	(2,305,969)
Unrealised gain (loss) on change in value of the investments					
in available-for-sale securities		(12,491,239)	214,389	(12,491,239)	214,389
Retained earnings					
Appropriated - statutory reserve	21	318,356,542	310,849,179	145,877,618	145,877,618
Unappropriated (deficit)		(7,697,961,775)	(8,367,221,843)	(7,525,482,851)	(8,202,250,282)
Equity attributable to company's shareholders		946,944,520	149,076,924	946,944,520	149,076,924
Minority interest - equity attributable to minority					
shareholders of subsidiaries		154,793,497	162,741,918	-	-
TOTAL SHAREHOLDERS' EQUITY		1,101,738,017	311,818,842	946,944,520	149,076,924
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		18,110,519,722	19,694,266,533	10,838,160,525	10,193,263,027

The accompanying notes are an integral part of the financial statements.

DIRECTORS

Jasmine International Public Company Limited

STATEMENTS OF EARNINGS

(Unit : Baht)

	Note	Consolidated		The Company Only	
		2001	2000	2001	2000
			(Restated)		(Restated)
REVENUES					
Sales and service income		4,176,778,885	4,469,425,797	19,060,269	43,635,283
Other income					
Management income		18,209,084	2,979,400	265,980,000	297,963,439
Interest income		115,690,974	199,363,832	174,144,434	212,744,616
Exchange gains		256,110,469	-	325,479,430	-
Share of profit from investments in subsidiary companies		-	-	610,858,860	-
Penalty due to late payment-net	22	527,893,441	-	-	-
Others		89,462,100	197,780,236	33,645,942	53,093,543
Total other income		1,007,366,068	400,123,468	1,410,108,666	563,801,598
TOTAL REVENUES		5,184,144,953	4,869,549,265	1,429,168,935	607,436,881
EXPENSES					
Cost of sales and service		2,229,660,632	2,400,557,969	11,105,781	43,728,393
Selling, servicing and administrative expenses		672,959,033	638,439,928	183,250,957	153,091,175
Exchange losses		-	635,830,187	-	314,122,184
Interest expenses		1,358,402,138	1,431,459,887	468,275,091	422,729,743
Directors' remuneration	23	7,513,000	6,540,000	5,760,000	6,540,000
Other expenses					
Share of loss from investments in subsidiary companies		-	-	-	250,319,130
Share of loss from investments in associated companies		92,312,571	897,594,839	84,009,675	886,004,188
Loss from guarantee to associated companies		-	371,883,378	-	196,284,495
Total other expenses		92,312,571	1,269,478,217	84,009,675	1,332,607,813
TOTAL EXPENSES		4,360,847,374	6,382,306,188	752,401,504	2,272,819,308
EARNINGS (LOSS) BEFORE INCOME TAX		823,297,579	(1,512,756,923)	676,767,431	(1,665,382,427)
CORPORATE INCOME TAX	24	(146,469,304)	(169,639,610)	-	-
EARNINGS (LOSS) BEFORE MINORITY INTEREST		676,828,275	(1,682,396,533)	676,767,431	(1,665,382,427)
MINORITY INTEREST		(60,844)	17,014,106	-	-
NET EARNINGS (LOSS) FOR THE YEAR		676,767,431	(1,665,382,427)	676,767,431	(1,665,382,427)
Weighted average number of ordinary shares		395,499,947 shares	377,142,202 shares	395,499,947 shares	377,142,202 shares
BASIC EARNINGS PER SHARE	25				
Earnings (loss) per share		1.71	(4.42)	1.71	(4.42)
Diluted earnings (loss) per share		1.63	(4.42)	1.63	(4.42)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF RETAINED EARNINGS

(Unit : Baht)

	Note	Consolidated 2001	Consolidated 2000 (Restated)	The Company Only 2001	The Company Only 2000 (Restated)
RETAINED EARNINGS - UNAPPROPRIATED					
Balance brought forward from prior year (deficit) - as previously reported		(7,643,697,324)	(6,826,233,123)	(7,478,725,763)	(6,695,650,737)
Add : Cumulative effect of the reclassification of investment from available-for-sale security to investment in associated company	4	(723,524,519)	158,782,882	(723,524,519)	158,782,882
Balance brought forward from prior year (deficit)-as restated		(8,367,221,843)	(6,667,450,241)	(8,202,250,282)	(6,536,867,855)
Less : Transferred to statutory reserve	21	(7,507,363)	(34,389,175)	-	-
Net earnings (loss) for the year		676,767,431	(1,665,382,427)	676,767,431	(1,665,382,427)
Total retained earnings - unappropriated (deficit)		(7,697,961,775)	(8,367,221,843)	(7,525,482,851)	(8,202,250,282)
RETAINED EARNINGS - APPROPRIATED					
Statutory reserve		310,849,179	276,460,004	145,877,618	145,877,618
Add : Tranferred from unappropriated retained earnings		7,507,363	34,389,175	-	-
Total retained earnings - appropriated		318,356,542	310,849,179	145,877,618	145,877,618
TOTAL RETAINED EARNINGS (DEFICIT)		(7,379,605,233)	(8,056,372,664)	(7,379,605,233)	(8,056,372,664)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000 (Restated)	2001	2000 (Restated)
ORDINARY SHARES				
Balance - beginning of year	4,475,971,280	3,435,209,500	4,475,971,280	3,435,209,500
Increase during the year	269,393,000	1,040,761,780	269,393,000	1,040,761,780
Decrease during the year	-	-	-	-
Balance - end of year	4,745,364,280	4,475,971,280	4,745,364,280	4,475,971,280
WARRANTS				
Balance - beginning of year	28,431,304	32,368,025	28,431,304	32,368,025
Increase during the year	-	-	-	-
Decrease during the year	(2,693,930)	(3,936,721)	(2,693,930)	(3,936,721)
Balance - end of year	25,737,374	28,431,304	25,737,374	28,431,304
SHARE PREMIUM				
Balance - beginning of year	3,970,769,451	4,090,753,344	3,970,769,451	4,090,753,344
Increase during the year	-	-	-	-
Decrease during the year	(132,002,571)	(119,983,893)	(132,002,571)	(119,983,893)
Balance - end of year	3,838,766,880	3,970,769,451	3,838,766,880	3,970,769,451
COMPANY' SHARES HELD BY A SUBSIDIARY				
Balance - beginning of year	(600,000,000)	-	(600,000,000)	-
Increase during the year	-	(600,000,000)	-	(600,000,000)
Decrease during the year	-	-	-	-
Balance - end of year	(600,000,000)	(600,000,000)	(600,000,000)	(600,000,000)
CAPITAL SURPLUS FROM SHARE PREMIUM OF A SUBSIDIARY COMPANY				
Balance - beginning of year	332,369,133	332,369,133	332,369,133	332,369,133
Increase during the year	-	-	-	-
Decrease during the year	-	-	-	-
Balance - end of year	332,369,133	332,369,133	332,369,133	332,369,133
TRANSLATION ADJUSTMENTS				
Balance - beginning of year	(2,305,969)	5,831,724	(2,305,969)	5,831,724
Increase during the year	-	-	-	-
Decrease during the year	(890,706)	(8,137,693)	(890,706)	(8,137,693)
Balance - end of year	(3,196,675)	(2,305,969)	(3,196,675)	(2,305,969)
UNREALISED GAIN (LOSS) ON CHANGE IN VALUAE OF THE INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES				
Balance - beginning of year	214,389	191,889	214,389	191,889
Increase during the year	-	22,500	-	22,500
Decrease during the year	(12,705,628)	-	(12,705,628)	-
Balance - end of year	(12,491,239)	214,389	(12,491,239)	214,389

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000	2001	2000
		(Restated)		(Restated)
RETAINED EARNINGS				
APPROPRIATED				
Statutory reserve				
Balance - beginning of year	310,849,179	276,460,004	145,877,618	145,877,618
Increase during the year	7,507,363	34,389,175	-	-
Decrease during the year	-	-	-	-
Balance - end of year	318,356,542	310,849,179	145,877,618	145,877,618
UNAPPROPRIATED				
Balance - beginning of year (deficit)-as restated	(8,367,221,843)	(6,667,450,241)	(8,202,250,282)	(6,536,867,855)
Increase during the year	676,767,431	-	676,767,431	-
Decrease during the year	(7,507,363)	(1,699,771,602)	-	(1,665,382,427)
Balance - end of year (deficit)	(7,697,961,775)	(8,367,221,843)	(7,525,482,851)	(8,202,250,282)
MINORITY INTEREST - EQUITY ATTRIBUTE TO MINORITY SHAREHOLDERS OF SUBSIDIARIES				
Balance - beginning of year	162,741,918	232,871,521	-	-
Increase during the year	-	-	-	-
Decrease during the year	(7,948,421)	(70,129,603)	-	-
Balance - end of year	154,793,497	162,741,918	-	-
TOTAL SHAREHOLDERS' EQUITY	1,101,738,017	311,818,842	946,944,520	149,076,924

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000 (Restated)	2001	2000 (Restated)
Cash flows from (used in) operating activities :				
Net earnings (loss)-as restated	676,767,431	(1,665,382,427)	676,767,431	(1,665,382,427)
Adjustments to reconcile net earnings (loss) to net cash				
provided by (used in) operating activities :				
Profit (loss) attributed to minority interest	60,844	(17,014,106)	-	-
Share of (profit) loss from investments in subsidiary companies	-	-	(610,858,860)	250,319,130
Share of loss from investments in associated companies	92,312,571	897,594,839	84,009,675	886,004,188
Loss from guarantee to associated companies	-	371,883,378	-	196,284,495
Loss from sale of investment in associated companies	5,856,071	-	786,083	-
Unrealised exchange (gains) losses	(142,746,406)	873,208,950	(306,821,779)	328,730,095
Provision for damaged or obsolete inventories	37,217,998	7,021,729	31,318,865	-
Provision for loss on impairment of assets	2,000,000	-	-	-
Other assets written off	35,239,283	15,209,208	19,646,895	-
Bad debt and doubtful debt	27,301,026	18,370,272	-	-
Penalty due to late payment - net	(527,893,441)	-	-	-
Gain on disposal of property, plant and equiment	(1,486,073)	(1,071,774)	(280,034)	(297,614)
Depreciation and amortisation	1,055,936,765	990,032,929	33,455,318	35,556,213
	1,260,566,069	1,489,852,998	(71,976,406)	31,214,080
(Increase) decrease in operating assets				
Accounts receivable - trade	189,324,155	819,537,188	49,005,250	26,409,175
Advances to related parties	(58,920,310)	3,854,175	(136,200,055)	(205,045,924)
Inventories	16,724,981	340,102,386	166,113	9,935,615
Prepaid project costs	(107,140,171)	133,294,998	(109,087,008)	6,388,147
Unbilled receivable	260,267,781	810,071,414	-	9,116,695
Accounts receivable - others	28,993,164	(80,083,014)	11,789	(67,011)
Other current assets	(30,999,727)	60,230,225	(6,528,337)	14,970,176
Other assets	(2,759,146)	1,169,946	(19,637,895)	1,912,156
Increase (decrease) in operating liabilities				
Accounts payable - trade	(415,035,429)	(657,373,941)	(5,219,124)	25,120,159
Advances received from related parties	7,025,508	1,936,199	(44,728,841)	(101,204,836)
Advances received from customers	111,776,012	(105,597,266)	91,274,579	(2,699,164)
Corporate income tax payable	(32,272,880)	1,928,349	-	-
Accrued project costs	(5,562,645)	(339,425,788)	(958,259)	(16,322,313)
Accrued expenses	83,467,601	42,575,061	64,472,163	11,150,907
Other current liabilities	(139,717,477)	(29,066,089)	(30,220,557)	4,526,620
Other liabilities	2,728,144	(2,334,237)	(1,581,465)	1,122,900
Net cash provided by (use in) operating activities	1,168,465,630	2,490,672,604	(221,208,053)	(183,472,618)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000 (Restated)	2001	2000 (Restated)
Cash flows from (used in) investing activities :				
(Increase) decrease in cash at banks (pledged portion)	633,070,219	(1,145,628,405)	(24,996,736)	-
(Increase) decrease in short-term investments (pledged portion)	(7,346,268)	(61,376,718)	2,555,550	19,503,000
Increase in short-term loans to related parties	-	(4,034,874)	(213,308,399)	(47,444,562)
Increase in long-term loans to related parties	-	(47,444,562)	-	(280,152,532)
Increase in investments in subsidiary companies	-	-	(81,381,600)	(2,000,000)
Increase in investments in associated and related companies	(8,000,000)	(21,239,722)	-	(14,176,500)
Increase in general investments	(12,992,808)	(250,000)	-	(250,000)
Increase in other investments-long term deposit with financial institutions	(77,340,827)	(16,657,358)	-	-
Dividend received	-	12,750,000	473,734,047	252,749,962
Dividend paid	(983,417)	-	-	-
Increase in excess of cost of investments over net book value of the subsidiary companies	-	(4,440,700)	-	-
Proceeds from disposal of fixed assets	4,111,560	2,399,551	741,545	412,874
Purchases of property, plant and equipment	(115,630,793)	(203,165,859)	(1,412,875)	(5,803,234)
(Increase) decrease in advance for investment projects	731,039	91,071,399	731,039	(567,445)
Increase in deferred project costs	(11,519,789)	(11,011,741)	-	-
Net cash provided by (used in) investing activities	404,098,916	(1,409,028,989)	156,662,571	(106,734,437)
Cash flows from (used in) financing activities :				
Decrease in bank overdrafts and loans from financial institutions	(99,986,314)	(708,547,247)	-	(26,897,926)
Increase in short-term loans from related parties	-	-	140,108,278	15,581,056
Decrease in long-term lease payable from related party	(135,064,152)	(120,892,722)	(135,064,152)	(120,892,722)
Decrease in long-term loans from related party	-	-	(45,454,242)	(31,502,201)
Decrease in long-term liabilities	(1,350,921,668)	(1,857,769,670)	(308,772,009)	(233,602,658)
Cash received from warrant exericise	134,696,499	196,841,166	134,696,499	196,841,166
Cash received from shares' subsidiary company issued	1,118,400	-	-	-
Cash received from share issued to subsidiary company	-	-	-	600,000,000
Net cash provided by (used in) financing activities	(1,450,157,235)	(2,490,368,473)	(214,485,626)	399,526,715
Decrease in translation adjustment	(890,706)	(4,155,680)	-	-
Net increase (decrease) in cash and cash equivalents	121,516,605	(1,412,880,538)	(279,031,108)	109,319,660
Cash and cash equivalents at beginning of year	1,895,034,304	3,293,774,042	357,681,369	248,361,709
Add : Cash and cash equivalents from acquisiting of subsidiary company (Note 26)	-	14,140,800	-	-
Cash and cash equivalents at end of year (Note 26)	2,016,550,909	1,895,034,304	78,650,261	357,681,369

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000 (Restated)	2001	2000 (Restated)
Supplemental cash flows information :				
Cash paid during the year for :				
Corporate income tax	248,325,015	198,527,257	23,831,864	10,661,299
Interest expenses	1,286,871,074	1,428,728,910	286,635,587	319,137,081

Supplemental disclosure on non-cash flows from operating and investing activities :-

During September 2001, Thai Telephone & Telecommunication Public Company Limited, a related company, repaid its debts, amounting to approximately Baht 3,822 million, outstanding to the Company and its subsidiaries through the issue of 760 million of its ordinary shares (the Company only : 129 million ordinary shares). Furthermore, the subsidiaries repaid debts of approximately Baht 243 million to trade creditors with 49 million of the ordinary shares of that related company, and received repayment of debt amounting to approximately Baht 227 million from trade receivables in the form of 45 million ordinary shares of that related company. In addition, two subsidiaries also repaid debts of approximately Baht 1,850 million to the Company using 466 million ordinary shares of that related company and one subsidiary paid a dividend of approximately Baht 37.7 million using 13 million ordinary shares of that related company.

During May 2000, the Company issued 707,965 ordinary share for which it received payment in the form of 75,000 ordinary shares of Siam Teltech Computer Company Limited, and issued 4 million ordinary shares for which it received payment in the form of 2.6 million ordinary shares of Compunet Corporation Limited

The accompanying notes are an integral part of the financial statements.

1. GENERAL INFORMATION

Jasmine International Public Company Limited (hereinafter called as "the Company") was incorporated as a public limited company, existing under Thai law. The Company operates its business in Thailand and its principal activity is the telecommunication businesses.

2. BASIS OF CONSOLIDATION

2.1 The consolidated financial statements included the financial statements for the year of Jasmine International Public Company Limited (hereinafter called as "the Company") and its subsidiaries as follows :-

Company	Types of business	Equity interest owned by the Company (%)		Country of incorporation	Subsidiary's total assets as a percentage to the consolidated total		Subsidiary's total revenues as a percentage to the consolidated total	
		2001	2000		2001	2000	2001	2000
Acumen Co., Ltd.	Satellite telecommunications services	100	100	Thailand	21.69	23.68	35.67	39.18
Jasmine Submarine Telecommunications Co., Ltd.	Operator of submarine optical fibre cable network	100	100	Thailand	25.39	25.29	22.23	23.68
Jasmine Smart Shop Co., Ltd.	Distributor of telecommunication equipment and accessories	100	100	Thailand	0.13	0.13	2.52	1.97
Jasmine International Overseas Co., Ltd.	Investment (both domestic and overseas)	87.3	87.3	Thailand	6.21	6.33	(0.71)	1.05
Siam Teltech Computer Co., Ltd.	System and software development and sales of computer products	96.07	96.07	Thailand	2.79	4.32	2.77	3.58
T.J.P. Engineering Co., Ltd.	Survey, design and construction of telecommunications-related projects	80	80	Thailand	2.08	5.30	4.57	1.07
Jasmine Telecom Systems Co., Ltd.	Design, installation and testing of telecommunication systems	100	100	Thailand	2.71	10.32	12.81	18.80
Mobile Communication Services Co., Ltd.	Dormant	70	70	Thailand	0.28	0.10	-	0.01
Jasmine Internet Co., Ltd.	Internet service provider	65	65	Thailand	0.29	0.18	2.17	1.64
Jasmine Cyber Works Co., Ltd.	Internet and E-Commerce related business	100	100	Thailand	0.30	0.13	0.41	0.08

Company	Types of business	Equity interest owned by the Company (%)		Country of incorporation	Subsidiary's total assets as a percentage to the consolidated total		Subsidiary's total revenues as a percentage to the consolidated total	
		2001	2000		2001	2000	2001	2000
Compunet Corporation Limited	Provision of satellite communications services in Thailand	100	100	Thailand	1.94	1.91	2.17	1.37
Smart Highway Co., Ltd. (67.4% held by Acumen Co., Ltd.)	Domestic high speed data Communication rental service provider	-	-	Thailand	0.40	0.32	0.30	0.31
ACeS Regional Services Co., Ltd. (100% held by ACeS (Thailand) Co., Ltd.)	Marketing and distribution of equipment and providing services to satellite-based cellular phone users	-	-	Thailand	5.20	4.60	2.60	0.06
ACeS (Thailand) Co., Ltd. (100% held by Jasmine International Overseas Co., Ltd.)	Investment holding	-	-	Thailand	0.04	0.07	-	-
Thai Long Distance Telecommunications Co., Ltd. (90% held by Jasmine Submarine Telecommunications Co., Ltd.)	Operator of submarine optical fibre cable network	-	-	Thailand	5.10	3.30	4.31	4.77
Clippership Investments (BVI) Limited (100% held by Jasmine International Overseas Co., Ltd.)	Investment holding	-	-	British Virgin Island	0.02	0.31	-	-

2.2 The financial statements of the subsidiary companies incorporated in overseas are translated to Thai Baht at the closing exchange rate as to assets and liabilities, and at the average exchange rate as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

2.3 Outstanding balances and significant intercompany transactions between the Company and its subsidiaries, and investment balances in the Company's records and share capital of its subsidiaries have been eliminated from the consolidated financial statements.

2.4 The cost of investments in subsidiaries over their net book value upon acquisitions is amortised over a period of 5 - 20 years.

2.5 The consolidated financial statements did not include the financial statements of two subsidiaries, namely, Jasmine Energy Company Limited and Jasmine Cable & materials Company Limited since such subsidiaries are now in the process of dissolution.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards pronounced by the Institute of Certified Accountants and Auditors of Thailand which are effective under the Accounting Act B.E. 2543.

Significant accounting policies adopted by the Company and its subsidiaries are summarized below.

3.1 Sales and service income

Sales are the invoiced value, excluding value added tax, of goods supplied after deducting discount and allowance.

Service income is recognised when services have been rendered.

Service income from concession contracts is recognised in accordance with the revenue sharing percentage as stipulated in the related contracts based on the number of circuits installed and in service. The income is shown in the accounts after excluding related value added tax.

Service income from construction and system development contracts is recognised under the percentage-of-completion method.

3.2 Allowance for doubtful accounts

Allowance for doubtful accounts is provided for the estimated collection losses that may incur in collection of receivables. The allowance is based on collection experience and status of receivable outstanding at the balance sheet dates.

3.3 Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined on the first-in, first-out method (the weighted average method for some of its subsidiaries and the specific identification method for computer equipment products).

3.4 Investments

Investments in subsidiaries (as shown in the financial statements of the Company) and investments in associated companies are stated under the equity method of accounting. Under this method, the investments are recorded at cost and for each subsequent year the investments are adjusted to incorporate the Company's proportionate share of the operating results in the subsidiary and associated companies.

Investments in non-marketable securities which are regarded as general investments are stated at cost. Allowance for diminution in value of the investments will be set aside when there is permanent diminution in value of the investments.

Short-term and long-term investments in available-for-sale marketable securities are stated at fair value. The fair value of listed securities is determined based on the latest bid price as quoted on the last working day of the year on the Stock Exchange of Thailand, while the fair value of unit trust is determined on the basis of the net asset value as declared by the fund management companies as of the balance sheet date. Any change in the value of investments in available-for-sale marketable securities is dealt with in the shareholders' equity and is credited or charged against earnings when the investments have been disposed of.

3.5 Depreciation

Depreciation of leasehold rights, plant and equipment is calculated by reference to their cost on a straight-line basis over their estimated useful lives as follows :-

Buildings	-	20 years
Leasehold rights	-	over lease periods
Leasehold improvements	-	5 years
Furniture, fixtures and office equipment	-	5 and 6.67 years
Motor vehicles and vessels	-	5 years
Equipment for the rural telephone project through satellite system	-	9 - 12 years
Satellite transmission equipment installed for customers	-	5 years
ACeS gateway station for the ACeS Satellite - based mobile project	-	12 years

No depreciation is provided for land and construction in progress.

The Company and its subsidiaries recognise impairment loss if events or changes in circumstances indicate the carrying value may not be recoverable.

3.6 Amortisation

(a) Costs of the submarine optical fiber cable projects are amortised over the concession periods and calculated by reference to the proportion of the number of circuits available for service in each year against the total number of circuits available throughout the contract periods.

(b) Costs of the satellite transmission system project and cost of equipment for domestic high-speed data communication rental service are amortised on a straight-line basis over the concession periods.

(c) Costs of equipment for providing Internet service is amortised on a straight-line basis over the period of 10 years.

(d) Costs of communications equipment are amortised on a straight line-basis over the estimated useful lives of the equipment transferred (5 years and 10 years), but not to exceed the remaining period of the concession.

3.7 Capitalisation of borrowing costs

Interest and exchange gains/losses relating to loans for project development will be capitalised as costs of related assets.

3.8 Foreign currencies

Foreign currency transactions incurred during the year are translated into Baht at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency outstanding at the balance sheet dates are translated into Baht at the rates ruling on the balance sheet dates, with the exception of those covered by forward exchange contracts, which are translated at the contracted rates.

Exchange gains and losses are included in determining earnings.

3.9 Financial derivative instruments

The Company and its subsidiaries occasionally purchase forward exchange contracts to reduce their exposure from exchange rate fluctuation risk. For contracts that are designated and effective as hedges against identifiable foreign currency assets and liabilities, discounts or premiums (the difference between the spot exchange rate and the forward exchange rate at inception of the contracts) are deferred and amortized to earnings over the contract lives using the straight-line method while gains or losses resulting from subsequent changes in the spot exchange rates are credited or charged to earnings. For contracts which are designated as hedges against foreign currency commitments, discounts/premium and subsequent unrealised gains or losses resulting from the changes in the spot rates will form a part of the underlying transactions in the future.

3.10 Basic earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) for the year by the weighted average number of ordinary shares (net of company's share held by a subsidiary) in issue during the year.

Diluted earnings per share is calculated by dividing the net earnings for the year by the total sum of the weighted average number of ordinary shares in issue during the year and the weighted average number of ordinary shares to be issued for conversion of all dilutive potential ordinary shares (warrants) into ordinary shares.

4. RECLASSIFICATION OF INVESTMENT FROM AVAILABLE-FOR-SALE SECURITY TO INVESTMENT IN ASSOCIATED COFMPANY

The Company and its subsidiaries have classified its investment in Thai Telephone & Telecommunication Public Company Limited from an available-for-sale security to an investment in an associated company recorded under the equity method. The investment was recorded based on the fair value prevailing on the transfer date and all accounting transactions related to the available-for-sale security were reversed. In reclassifying this investment, the Company and its subsidiaries had to adjust the beginning balance of retained earnings, and also restated the previous year's financial statements, presented herein for comparative purposes, as though such investment was originally recorded under the equity method. The adjustments had the effect of increasing the net loss for the year 2000 by Baht 882.3 million. The cumulative effect of the reclassification of the investment up to the beginning of the year 2000 was presented under the heading of "Cumulative effect of the reclassification of investment from available-for-sale security to investment in associated company" in the retained earnings statements.

5. CASH IN HAND AND AT BANKS

As at 31 December 2001, the Company and its subsidiaries had savings deposits totaling approximately Baht 598 million (2000 : Baht 1,231 million) and of the Company only amounting to approximately Baht 25 million, which have been pledged to long-term loans under the debt restructuring agreements, secured debentures, senior secured notes and letters of guarantee issued by the banks on behalf of the company and its subsidiaries.

6. SHORT-TERM INVESTMENTS

Included in the balances of short-term investments as at 31 December 2001 are fixed deposits and promissory notes of the Company and its subsidiaries amounting to approximately Baht 144.4 million (2000 : Baht 149.3 million) and of the Company only amounting to approximately Baht 7 million (2000 : Baht 10 million) which have been pledged to secure forward exchange contracts, and letters of guarantee issued by the banks on behalf of the Company and its subsidiaries. They also included the subsidiary company's negotiable certificates of deposit with Krung Thai Bank Public Company Limited amounting to Baht 12.2 million, carrying interest at the market rate and due for redemption in the year 2002.

7. ACCOUNTS RECEIVABLE-TRADE

The aging of outstanding balances of accounts receivable - trade as at 31 December 2001 and 2000 are as follows :-

(Unit : Baht)

Past due period	Consolidated		The Company Only	
	2001	2000	2001	2000
Related parties :				
Up to 3 months	2,309,495	2,004,172	2,309,495	2,003,040
3 - 6 months	1,942,837	25,413,540	1,942,837	2,003,040
6 - 12 months	492,272	3,953,095	492,272	3,953,094
Longer than 12 months	112,684,067	2,330,429,618	77,730,427	286,158,187
Total	117,428,671	2,361,800,425	82,475,031	294,117,361
Less : Allowance for doubtful accounts	(84,862,813)	(86,853,911)	(74,033,863)	(79,442,856)
Net	32,565,858	2,274,946,514	8,441,168	214,674,505

(Unit : Baht)

Past due period	Consolidated		The Company Only	
	2001	2000	2001	2000
Others :				
Up to 3 months	686,847,029	603,899,763	946,735	6,078,691
3 - 6 months	4,518,575	43,025,963	85,600	9,547,208
6 - 12 months	4,348,388	172,753,603	-	37,095
Longer than 12 months	49,374,526	257,951,250	13,305,981	13,313,777
Total	745,088,518	1,077,630,579	14,338,316	28,976,771
Less : Allowance for doubtful accounts	(10,551,541)	(14,072,576)	-	-
Net	734,536,977	1,063,558,003	14,338,316	28,976,771
Accounts receivable - trade, net	767,102,835	3,338,504,517	22,779,484	243,651,276

Included in trade receivable from other companies over the age thresholds of 3 months as at 31 December 2001 and 2000, are the following amounts receivable from government agencies :-

(Unit : Million Baht)

Past due period	Consolidated		The Company Only	
	2001	2000	2001	2000
3 - 6 months	3	41	-	10
6 - 12 months	1	143	-	-
Longer than 12 months	46	82	13	13
Total	50	266	13	23

The Company and its subsidiaries have assigned their rights over collection of part of the accounts receivable from the government agencies to secure debentures, bank loans and trust receipts.

8 RELATED PARTY TRANSACTIONS

During the year, the Company had significant business transactions with its subsidiary, associated and related companies (related by way of common shareholders and/or directors). Significant transactions, which have been concluded on the terms and basis as specified in the agreements between the Company and those companies and were in the ordinary course of business, are summarised below :-

(Unit : Million Baht)

	Consolidated		The Company Only		Pricing Policy
	2001	2000	2001	2000	
Transactions with subsidiary companies					
Sales and service income	-	-	-	1	Normal business price as charged to other customers
Management income	-	-	266	298	Contract Price
Rental and other service income	-	-	38	37	Normal business price as charged to other customers
Interest income	-	-	144	152	Interest rate with reference of commercial bank plus a margin or cost plus a margin of 0.25 to 1%
Other income	-	-	3	2	Normal business price as charged to other customers
Cost of sales and service	-	-	6	6	Normal business price as charged to other customers
Interest expense	-	-	101	95	Interest rate with reference of commercial bank plus a margin or cost plus a margin of 0.25 to 1%
Transactions with associated and related companies					
Sales and service income	28	7	8	7	Normal business price as charged to other customers
Management income	18	-	-	-	Contract price
Rental and other service income	2	1	-	1	Contract price or normal business price as charged to other customers
Interest income	32	48	32	47	Interest rate with reference of commercial bank plus a margin or cost plus a margin of 0.25 to 1%
Cost of sales and service	59	11	6	7	Contract price or normal business price as charged to other customers
Interest expenses	7	-	7	-	Interest rate with reference of commercial bank plus a margin or cost plus a margin of 0.25 to 1%
Other expenses	38	36	14	14	Normal business price as charged to other customers
Penalty due to late payment	563	-	-	-	Restructuring agreement

The average balance outstanding between the Company and the related parties at year-end 2001 are as follows :-

(Unit : Thousand Baht)

	Consolidated	The Company Only
Short - term loans to related parties		
Subsidiary companies		
Jasmine International Overseas Co., Ltd.	-	1,259,450
Jasmine Telecom Systems Co., Ltd.	-	452,649
T. J. P. Engineering Co., Ltd.	-	165,250
Long - term loan to related party		
Related company		
Thai Telephone & Telecommunication Plc.	401,826	401,826
Short - term loan from related party		
Subsidiary company		
Jasmine Submarine Telecommunication Co., Ltd.	-	152,612
Long - term loan from related party		
Subsidiary company		
Jasmine Submarine Telecommunications Co., Ltd.	-	576,091

The outstanding balances of the related party transactions have been separately shown in the balance sheets as follows :-

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2001	2000	2001	2000
Trade accounts receivable - related parties				
Subsidiary companies				
Jasmine Telecom Systems Co., Ltd.	-	-	-	81,400
T.J.P. Engineering Co., Ltd.	-	-	-	97,866
	-	-	-	179,266
Associated and related companies				
Thai Telephone & Telecommunication Plc.	31,786	2,270,993	8,441	35,408
PT Mobilkom Telekomindo	74,034	79,443	74,034	79,443
Others	11,609	11,364	-	-
	117,429	2,361,800	82,475	114,851
Total trade accounts receivable - related parties	117,429	2,361,800	82,475	294,117
Short-term loans and advances to related parties				
Subsidiary companies				
ACeS Regional Services Co., Ltd.	-	-	49,154	42,991
Jasmine International Overseas Co., Ltd.	-	-	1,613,821	1,361,268
Jasmine Telecom Systems Co., Ltd.	-	-	623	881,453
Siam Teltech Computer Co., Ltd.	-	-	-	55,479
T.J.P. Engineering Co., Ltd.	-	-	314	282,463
Acumen Co., Ltd.	-	-	40,131	-
Jasmine Internet Co., Ltd.	-	-	22,819	15,146
Others	-	-	22,510	4,550
	-	-	1,749,372	2,643,350
Associated and related companies				
Thai Telephone & Telecommunication Plc.	-	406,450	-	-
Others	10,734	3,525	-	-
	10,734	409,975	-	-
Total short-term loans and advances to related parties	10,734	409,975	1,749,372	2,643,350

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2001	2000	2001	2000
Long-term loan to related party				
Related company				
Thai Telephone & Telecommunication Plc.	-	594,682	-	594,682
Trade accounts payable - related parties				
Subsidiary companies				
Siam Teltech Computer Co., Ltd.	-	-	9,095	-
Jasmine Telecom Systems Co., Ltd.	-	-	7,732	2,382
Others	-	-	1,058	205
	-	-	17,885	2,587
Associated and related companies				
Commet Com Co., Ltd.	17,803	17,803	-	-
Thai Telephone & Telecommunication Plc.	21,401	32,697	6,803	28,647
Others	2,378	-	-	-
	41,582	50,500	6,803	28,647
Total trade accounts payable - related parties	41,582	50,500	24,688	31,234
Short-term loans and advances from related parties				
Subsidiary companies				
Jasmine Submarine Telecommunications Co., Ltd.	-	-	233,093	94,094
Mobile Communication Services Co., Ltd.	-	-	13,100	53,681
Siam Teltech Computer Co., Ltd.	-	-	62,458	-
Others	-	-	-	3,725
	-	-	308,651	151,500
Associated and related companies	26,703	19,677	4,708	4,022
	26,703	19,677	4,708	4,022
Total short-term loans and advances from related parties	26,703	19,677	313,359	155,522
Long-term loan from related party				
Subsidiary company				
Jasmine Submarine Telecommunications Co., Ltd.	-	-	552,851	585,558

It is the policy of the Company and its related companies to charge interest on intercompany loans at rates based on the cost of funds or cost plus a margin of 0.25 to 1%, except for the long-term loan granted to Thai Telephone & Telecommunication Public Company Limited which is a subordinated loan on which interest is charged at the rate of MLR plus 0.5 percent per annum, semi-annually compounded. During the current year, such company repaid its debt to the Company, as discussed in Note 22 to the financial statements.

As at 31 December 2001, the long-term loan obtained from a subsidiary represents a USD loan amounting to USD 18.5 million (2000 : USD 19.7 million). The Company has entered into forward exchange contracts to hedge parts of that loan totaling USD 13.9 million (2000 : USD 14.8 million) against foreign exchange risk.

In July 1998, the Company entered into an agreement to lease 12,704 square meters of office space in Jasmine International Tower from Premium Real Estate Company Limited (associated company). For a lease period of 30 years, the Company was to pay rental totaling Baht 415 million in advance, in annual installments over 10 years, commencing April 1999. However, on 5 June 2000, the Company and the associated company entered into an amendment agreement for the outstanding rental balance of Baht 270 million, and the conditions of repayment have been changed such that the amount is to be paid in 24 monthly installments, commencing 9 June 2000.

9. INVENTORIES

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000	2001	2000
Satellite transmission equipment	172,702,067	223,538,696	-	-
Finished goods and spare parts	142,877,999	107,929,005	42,174,608	42,340,721
Goods in transit	2,013,111	24,188,145	-	-
Total inventories	317,593,177	355,655,846	42,174,608	42,340,721
Less : Allowance for damaged or obsolete inventories	(76,071,163)	(38,868,042)	(38,806,680)	(7,487,815)
Inventories - net	241,522,014	316,787,804	3,367,928	34,852,906

The balance of Satellite transmission equipment in the consolidated financial statements as at 31 December 2001 included unused communication equipment amounting to approximately Baht 79 million (2000 : Baht 92.1 million). This has been inactive for a long time but no provision for diminution in the value of such equipment has been set aside since the subsidiary's management believes that all the equipment can either be sold at a price not less than cost or utilised for its operations in the future.

10. OTHER ACCOUNTS RECEIVABLE

The balance of other accounts receivable in the consolidated financial statements as at 31 December 2001 included an account receivable amounting to approximately Baht 27 million (2000 : Baht 27 million) from the Posts and Telegraph Department (PTD) related to the value added tax on the communications equipment transferred to PTD pursuant to the concession agreement made in August 1998. The subsidiary and the PTD took different stances on the issue as to which party is liable for this tax. However, they have not yet been able to reach a conclusion. No provision has been made against this receivable in the financial statements since the subsidiary's management believes that the amount will eventually be recovered in full.

11. INVESTMENTS

	Consolidated									
	2001					2000				
			Investments					Investments		
	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht	Paid up Capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht
Investments in the dissolved subsidiaries :										
Jasmine Energy Co., Ltd.	110	90	103,438	45,516	-	110	90	103,438	45,516	-
Jasmine Cable & Materials Co., Ltd.	6	100	5,999	5,823	-	6	100	5,999	5,823	-
Total investments in the dissolved subsidiaries			109,437	51,339				109,437	51,339	
Investments in associated companies :										
Premium Real Estate Co., Ltd.	820	49	401,300	-	-	820	49	401,800	-	-
Ericsson Thai Network Products Co., Ltd.	-	-	-	-	-	4	33.32	1,250	4,136	-
Internet Knowledge Service Center Co., Ltd.	50	37.5	49,175	70,683	-	50	37.50	49,175	58,759	-
Telecom KSC Co., Ltd.	0.3	40	100	134	-	0.3	40	100	94	-
PT Mobilkom Telekomindo (Held by Jasmine International Overseas Co., Ltd.)	18,442	43.43	124,514	-		18,442	43.43	124,514	-	-
	(Million Indonesian Rp)					(Million Indonesian Rp)				
JI Telecoms Holdings Corporation (Held by Jasmine International Overseas Co., Ltd.)	5	22.45	1,260	-	-	5	22.45	1,260	-	-
	(Million Philippiness Peso)					(Million Philippines Peso)				
J.S. Intellinet Company Limited (Held by Jasmine Cyberworks Co., Ltd.) (2000 : Other investment)	15	20	3,000	381	-	-	-	-	-	
Passion Net Company Limited (Held by Jasmine Cyberwork Co., Ltd.) (2000 : Other investment)	5.5	26	1,430	-	-	-	-	-	-	-
GP Education Company Limited (Held by Jasmine Cyberworks Co., Ltd.)	10	40	8,000	7,579	-	-	-	-	-	
Thai Telephone & Telecommunication Plc.	28,123	34.78	7,345,272	4,257,139	-	11,250	19.96	3,769,161	779,309	-
Total investments in associated companies			7,934,551	4,335,916				4,347,260	842,298	

	Consolidated							
	2001				2000			
	Paid up capital Million Baht	Equity interest Percent	Investments Thousand Baht	Dividend Million Baht	Paid up capital Million Baht	Equity interest Percent	Investments Thousand Baht	Dividend Million Baht
Other investments :								
ACeS International Limited								
(10.66% (2000 : 10.85%) held by Jasmine International Overseas								
Co., Ltd. and 1.07% (2000 : 1.08%) held by ACeS Regional								
Services Co., Ltd.)	305 (Million USD)	10.24	367,395	-	300 (Million USD)	10.41	367,395	-
Island Country Telecommunication Inc. (held by Jasmine								
International Overseas Co., Ltd.)	72 (Million Philippines Peso)	5.73	-	-	72 (Million Philippines Peso)	5.73	-	-
Others			27,320	-			18,757	-
Total other investments			394,715				386,152	
Investment in available-for-sale security :								
Warrants – Thai Telephone & Telecommunication Plc.			78,799				-	
Less : Unrealised loss from change in value of the investment in available-for-sale security			(13,297)				-	
Total investments in available-for-sale security - net			65,502				-	

	The Company Only									
	2001					2000				
			Investments					Investments		
	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht
Investments in subsidiary companies :										
Acumen Co., Ltd. (included equity interest in Smart Highway Co., Ltd.)	760	100	759,999	1,509,200	-	760	100	759,999	1,231,150	530
Jasmine Submarine Telecommunications Co., Ltd. (included equity interest in Thai Long Distance Telecommunications Co., Ltd.)	1,550	100	1,945,999	2,110,621	90	1,550	100	1,945,999	1,951,964	100
Jasmine Smart Shop Co., Ltd.	110	100	109,999	9,038	-	110	100	109,999	12,185	-
Jasmine International Overseas Co., Ltd. (included equity interest in ACeS (Thailand) Co., Ltd., ACeS Regional Service Co., Ltd., Clippership Investments (BVI) Limited, Island Country Telecommunication Inc., PT Mobilkom Telekomindo and JI Telecoms Holdings Corporation)	2,430	87.3	2,088,430	-	-	2,430	87.3	2,088,430	-	-
Jasmine Cable & Materials Co., Ltd.	6	100	5,999	5,823	-	6	100	5,999	5,823	-
Siam Teltech Computer Co., Ltd.	55	96.07	67,328	295,118	24	23	96.07	35,946	214,141	-
T.J.P. Engineering Co., Ltd.	200	80	160,000	432,597	30	200	80	160,000	292,476	-
Jasmine Telecom Systems Co., Ltd.	100	100	99,999	408,812	-	100	100	99,999	190,154	-
Jasmine Energy Co., Ltd.	110	90	103,438	45,516	-	110	90	103,438	45,516	-
Mobile Communication Services Co., Ltd.	100	70	100,000	70,716	-	100	70	100,000	70,490	-
Jasmine Internet Co., Ltd.	15	65	1,000	-	-	15	65	1,000	-	-
Jasmine Cyberworks Co., Ltd.	52	100	52,000	25,585	-	2	100	2,000	-	-
Compunet Corporation Limited	260	100	100,000	66,420	-	260	100	100,00	76,875	-
Total investments in subsidiary companies			5,594,191	4,979,446				5,512,809	4,090,774	

	The Company Only									
	2001					2000				
			Investments					Investments		
	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht
Investments in associated companies :										
Premium Real Estate Co., Ltd.	320	49	401,300	-	-	320	49	401,300	-	-
Ericsson Thai Network Products Co., Ltd.	-	-	-	-	-	4	33.32	1,250	4,136	-
Internet Knowledge Service Center Co., Ltd.	50	37.5	49,175	70,683	-	50	37.5	49,175	58,759	-
Telecom KSC Co., Ltd.	0.3	40	100	134	-	0.3	40	100	94	-
Thai Telephone & Telecommunication Plc.	28,123	29.50	6,220,665	3,136,365	-	11,250	19.96	3,769,161	279,309	-
Total investments in associated companies			6,671,740	3,207,182				4,221,486	342,298	

	The Company Only							
	2001				2000			
	Paid up capital Million Baht	Equity interest Percent	Investments Thousand Baht	Dividend Million Baht	Paid up capital Million Baht	Equity interest Percent	Investments Thousand Baht	Dividend Million Baht
Other investments :								
Investments in other companies			1,850	-			1,850	-
Total other investments			1,850				1,850	
Investment in available-for-sale security :								
Warrants – Thai Telephone & Telecommunication Plc.			28,249				-	
Less : Unrealised loss from change in value of the investment in available-for-sale security			(4,767)				-	
Total investments in available-for-sale security - net			23,482				-	

	The Company Only									
	2001					2000				
			Investments					Investments		
	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht	Paid up capital Million Baht	Equity interest Percent	Cost method Thousand Baht	Equity method Thousand Baht	Dividend Million Baht
Provision for loss on the excess on investment in subsidiary companies :										
Jasmine International Overseas Co., Ltd.	2,430	87.3	2,088,430	(1,823,189)	-	2,430	87.3	2,088,430	(1,475,497)	-
Jasmine Internet Co., Ltd.	15	65	1,000	(25,266)	-	15	65	1,000	(18,870)	-
Jasmine Cyber Works Co., Ltd.	52	100	52,000	-	-	2	100	2,000	(4,651)	-
				(1,848,455)					(1,499,018)	

During the current year, the Company and the subsidiaries agreed to swap the debts outstanding from Thai Telephone & Telecommunication Public Company Limited to equity of that company as discussed in Note 22 to the financial statements. As a result of these transactions the Company and the subsidiaries increased their equity in Thai Telephone & Telecommunication Public Company Limited from 19.96 percent to 34.78 percent (the Company only increased its equity from 19.96 percent to 29.50 percent).

The Company, its subsidiaries and other shareholders of Thai Telephone & Telecommunication Public Company Limited have signed a principal shareholders undertaking agreement, under which the shareholders are obliged to maintain a certain shareholding stipulated in the agreement, until that company finds a strategic partner, for a period of 30 months from the Closing Date. As at 31 December 2001, the Company and its subsidiaries hold approximately 978 million ordinary shares of Thai Telephone and Telecommunication Plc., consisting 893 million restricted shares and 85 million unrestricted shares. (the Company only: 772 million shares and 58 million shares, respectively)

During the current year, the Company invested approximately Baht 50 million in the new shares of Jasmine Cyberworks Company Limited and approximately Baht 24 million in the new shares of Siam Teltech Computer Company Limited, with the Company's equity interest in these subsidiary companies remaining unchanged, and the Company sold its investment in Ericsson Thai Network Products Co., Ltd. In addition, Jasmine Cyberworks Company Limited (a subsidiary) invested approximately Baht 8 million in GP Education Company Limited, of which it holds 40 percent of issued capital.

On 23 February 2001, Jasmine Telecom System Company Limited (a subsidiary) incorporated Intelligent Phone Company Limited with a registered capital of Baht 30 million, of which it held 100 percent. On 3 July 2001, Jasmine Telecom System Company Limited transferred that company's ordinary shares to T.J.P. Engineering Company Limited (a subsidiary). The subsidiary has not yet to pay up the capital of Intelligent Phone Company Limited, which has not yet commenced its operations.

The share certificates to all of the investments of the Company and a subsidiary have been pledged or delivered to the custody of a security agent as collateral to secure loans under the debt restructuring agreement (Note 27).

The financial statements did not include the share of profits or losses for the year ended 31 December 2001 of three associated companies, namely, Internet Knowledge Service Center Company Limited, GP Education Company Limited and Telecom KSC Company Limited (2000 : two associated companies, namely, Internet Klowledge Service Center Company Limited and Telecom KSC Company Limited), since the financial statements of those companies were not available. Nevertheless, the management believes that such non-inclusion did not have any material effect to the financial statements as a whole.

12. DEPOSIT WITH FINANCIAL INSTITUTIONS

These include a subsidiary company's deposit with an overseas financial institution totaling USD 14.9 million (2000 : USD 13.5 million), which is subject to withdrawal restrictions in accordance with the conditions for that subsidiary issuance of senior secured notes.

13. PROPERTY, PLANT AND EQUIPMENT

(Unit : Baht)

	Consolidated						
	Land	Buildings, leasehold rights and improvement	Equipment for the rural telephone project through satellite system	ACeS gateway station for the ACeS Satteilite - based mobile project	Others	Assets under installment	Total
Cost :							
31 December 2000	78,888,450	698,764,999	4,050,868,558	738,810,563	579,604,991	25,787,417	6,172,724,978
Additions	-	5,759,143	2,029,003	32,452,625	67,949,442	6,988,057	115,178,270
Disposal	-	(3,042,822)	-		(12,148,779)	-	(15,191,601)
Transfer in (out)	-	1,680,000	-		7,480,776	(24,908,154)	(15,747,378)
31 December 2001	78,888,450	703,161,320	4,052,897,561	771,263,188	642,886,430	7,867,320	6,256,964,269
Accumulated depreciation :							
31 December 2000	-	142,133,678	1,513,067,523	5,212,652	369,493,264	-	2,029,907,117
Depreciation charge for the year	-	37,903,466	469,260,183	64,475,819	79,082,567	-	650,722,035
Disposal	-	(1,866,064)	-		(10,678,540)	-	(12,544,604)
Transfer in (out)	-	-	-		(24,366,740)	-	(24,366,740)
31 December 2001	-	178,171,080	1,982,327,706	69,688,471	413,530,551	-	2,643,717,808
Allowance for impairment of assets :							
31 December 2000	9,337,000	34,977,742	-	-	-	-	44,314,742
31 December 2001	9,337,000	36,977,742	-	-	-	-	46,314,742
Net book value :							
31 December 2000	69,551,450	521,653,579	2,537,801,035	733,597,911	210,111,727	25,787,417	4,098,503,119
31 December 2001	69,551,450	488,012,498	2,070,569,855	701,574,717	229,355,879	7,867,320	3,566,931,719
Depreciation for the year (included in the statements of earning) :							
Year 2000							593,940,337
Year 2001							650,722,035

(Unit : Baht)

	The Company Only					
	Land	Buildings, leasehold rights and improvement	Furniture, fixtures and office equipment	Tools, machinery and equipment	Motor vehicles	Total
Cost :						
31 December 2000	28,870,950	544,994,725	47,067,291	42,325,355	3,061,633	666,319,954
Additions	-	-	1,342,175	64,700	6,000	1,412,875
Disposal	-	-	(3,394,638)	(1,421,448)	(139,196)	(5,455,282)
31 December 2001	28,870,950	544,994,725	44,514,828	40,968,607	2,928,437	662,277,547
Accumulated depreciation :						
31 December 2000	-	91,463,661	39,227,362	25,452,993	1,999,084	158,143,600
Depreciation charge for the year	-	22,607,587	2,919,633	7,651,710	276,388	33,455,318
Disposal	-	-	(3,877,382)	(1,039,666)	(76,723)	(4,993,771)
31 December 2001	-	114,071,248	38,270,113	32,065,037	2,198,749	186,605,147
Allowance for impairment of assets:						
31 December 2000	9,337,000	24,977,742	-	-	-	34,314,742
31 December 2001	9,337,000	24,977,742	-	-	-	34,314,742
Net book value :						
31 December 2000	19,533,950	428,553,322	7,839,429	16,872,362	1,062,549	473,861,612
31 December 2001	19,533,950	405,945,735	6,244,715	8,903,570	729,688	441,357,658
Depreciation for the year (included in the statements of earning) :						
Year 2000						35,556,213
Year 2001						33,455,318

The Company has pledged its land and building to secure long-term loan under the debt restructuring agreement.

A subsidiary has pledged its vessels to secure the senior secured notes referred to in Note 18.2 to the financial statements, and another subsidiary has mortgaged its land and building with a bank to secure its bank guarantee.

The Baht 702 Million (2000 : Baht 734 million) costs of construction of an ACeS gateway station for the satellite-based mobile project of a subsidiary company. Construction is complete and commercial services were launched in February 2001. As at 31 December 2001, the subsidiary has not provided for any impairment loss in its accounts since the management believes that ACeS Satellite-base mobile project in Thailand will be successful. The adequacy of the allowance for impairment loss is dependent upon the success of the commercial operation of the satellite-base mobile project in the future.

Pursuant to the agreements for the rental of remote stations for the Rual Telephone project made with Telephone Organization of Thailand (TOT), the subsidiary will have to transfer all operating equipment of this project to TOT on the date the contract ends. During 1999, the subsidiary transferred its rights over the collection of rental fees under such agreements to secure the subsidiary debentures as referred to in Note 18.3

14. ADVANCE FOR INVESTMENT PROJECTS

These included advance payments totaling Baht 157 million for IPP (Independent Power Producer) projects which have now been aborted. A provision of Baht 124 million has been made by the Company for possible decline in the value of the land.

15. ADVANCE PAYMENTS FOR SERVICE

Jasmine International Overseas Co., Ltd. (a subsidiary company) and another two co-founders of ACeS International Limited (AIL) paid for development costs of cellular phones to be used with the ACeS satellite transmission system. Pursuant to the Development Co-ordination and Terminal Supply Agreement dated 24 September 1996, the subsidiary and the co-founders agreed to pay USD 18.33 million each in exchange for the license and the sole distribution rights over that product. The subsidiary has already paid Baht 309 million (equivalent to USD 10.44 million) of such costs. During 1999, the subsidiary, the co-founders and the counterparty terminated the agreements to pave the way for AIL to assume the rights. In this regard, AIL agreed to compensate the subsidiary and the co-founders by way of a rebate in the form of promotional minutes of satellite air-time usage over a period of 10 years, with the conditions of the compensation being contingent upon the net cash flow from the operations of AIL, and to be agreed upon at the latest six months after the launch of the satellite (the satellite launch date is 12 February 2000). Because of a delay in construction and launch of service for the ACeS Satellite-based mobile project, agreement on the compensation for development costs had not yet been reached among the subsidiary, the co-founder and AIL. However the subsidiary's management expects that details of the compensation will be negotiated after the subsidiary and the co-founders, as national providers of the ACeS system, have completed their commercial launches (the commercial launch of the services was in February 2001). The subsidiary and the co-founders are now in the process of negotiating such compensation. The subsidiary has presented the advance payments made as assets, and shown them under the caption of "Advance payments for service" in the balance sheet. The subsidiary has not provided for any impairment loss in its accounts since the management believes that the present value of the future benefit exceeds the development costs.

16. DEFERRED PROJECT COST

(Unit : Baht)

	Consolidated	
	2001	2000
Submarine optical fibre cable project cost	5,123,436,213	5,123,436,213
Satellite transmission system project cost	988,350,679	988,350,679
Cost of communication equipment	264,915,121	264,915,121
Cost of equipment for domestic high-speed data communication rental service	25,469,471	14,949,680
Cost of equipment for providing internet service	11,576,828	10,576,828
Total	6,413,748,312	6,402,228,521
Less : Accumulated amortisation	(2,703,465,358)	(2,287,788,607)
Deferred project cost - net	3,710,282,954	4,114,439,914
Amortisation for the year	415,676,751	398,032,647

The costs of the submarine optical fibre cable network project represent costs incurred under the joints investment contract made with the Telephone Organization of Thailand (TOT) to install a submarine optical fibre cable networks on the east and the west coasts of Thailand, dated 4 October 1991. Ownership of the network was immediately transferred to TOT upon the subsidiary's completing network installation and its passing the final acceptance test conducted by CAT. In return the subsidiary is entitled to a share of revenues earned from the network over a period of 20 years, as from the date the network was transferred. The subsidiary transferred its rights over the collection of its share of the revenues from the TOT, under the above joint investment contract, to secure its senior secured notes (Note 18.2).

The costs of the satellite transmission system project represents costs incurred under the joint investment contracts made with the Telephone Organization of Thailand (TOT), dated between 27 June 1990 and 1 April 1997 for the Time Division Multiple Access project, the Integrated Satellite Business Network project and the Rural Telephone project. Ownership of the satellite transmission systems were immediately transferred to TOT when the subsidiary commenced rendering services. In return the subsidiary is entitled to a share of the revenues earned from the satellite transmission systems for periods of 9 to 15 years, as from the date service commences to date ended.

The cost of communications equipment used to provide satellite communication services under the agreement made with The Posts and Telegraph Department (PTD). Ownership of the communications equipment is transferred to PTD upon its utilisation in the provision of service. In return the subsidiary is entitled to operate the domestic satellite communications service for a period of 22 years, as from the date service commences.

The cost of equipment for domestic high-speed data communication rental service represents the cost of computer and communications equipment used to provide services under the agreement made with The Communication Authority of Thailand (CAT) dated 15 January 1999. Ownership of the communications equipment was transferred to CAT when the subsidiry delivered the equipment in accordance with the agreement. In return the subsidiary is entitled to operate the service under such contract for a period of 10 years, as from 3 months after the contract date.

The cost of equipment for providing Internet service include cost of computers and various equipment necessary to provide Internet service under the agreement made with the Communication Authority of Thailand (CAT) dated 14 March 1996. Under such agreement, the ownership of such equipment has reverted to CAT, in exchange for the right to operate the Internet service for a period of 10 years.

17. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Included in the balance of bank overdrafts and loans from financial institutions as presented in the consolidated balance sheet as at 31 December 2001, were bank overdrafts, short-term loans and trust receipts of the subsidiaries, amounting to approximately Baht 52 million, Baht 17 million and Baht 9 million, respectively, which are guaranteed by the Company.

18. LONG-TERM LIABILITIES

Long-term liabilities consisted of the following items :-

(Unit : Baht)

		Consolidated		The Company Only	
		2001	2000	2001	2000
18.1	Long-term loans in accordance with the debt restructuring agreement (Note 27), repayable semi-annually as from 2000 to 2006, consists of the following loans :-				
	a) USD 122 million loan at the interest rate of LIBOR plus 2 to 2.5% per annum (outstanding balance as at 31 December 2001 amounted to approximately USD 103.5 million)	4,589,074,129	4,745,667,594	2,472,895,457	2,517,931,353
	b) Yen 9,500 million loan at the interest rate of TIBOR plus 2 to 2.5% per annum (outstanding balance as at 31 December 2001 amounted to approximately Yen 8,593 million)	2,913,682,281	3,411,306,057	2,913,682,281	3,411,306,057
	c) Baht 1,576 million loan at the interest rate of MLR plus 1 to 1.5% per annum (outstanding balance as at 31 December 2001 amounted to approximately Baht 1,410 million)	1,409,783,291	1,476,572,160	1,409,783,291	1,476,572,160
18.2	USD 180 million 8.483% per annum senior secured notes due 2011, repayable semi-annually as from 1997 to 2011 (outstanding balance as at 31 December 2001 amounted to approximately USD 143 million) and secured by a) all rights and benefits pertaining to concession agreements of its subsidiaries b) a subsidiary company's deposit c) a pledge of ordinary shares held in a subsidiary d) a pledge of the vessels owned by a subsidiary (see note 13) e) a letter of guarantee of a subsidiary	4,278,308,542	4,531,411,291	-	-
18.3	Baht 3,500 million in 8.125% per annum secured debentures due in 2004, repayable semi-annually as from 2000 to 2004 (outstanding balance as at 31 December 2001 amounted to Baht 2,265 million) and secured by a) assignment of revenues collectible from TOT under the Rural Telephone Project b) a pledge of Baht 334 million of a subsidiary's savings deposits	2,264,605,000	2,906,890,000	-	-
18.4	Others	11,169,908	2,634,960	230,616	384,180
Total		15,466,623,151	17,074,482,062	6,796,591,645	7,406,194,250
Less : Current portion		(4,390,243,026)	(2,352,971,746)	(1,285,889,950)	(391,978,756)
Long-term liabilities - net of current portion		11,076,380,125	14,721,510,316	5,510,701,695	7,014,215,494

According to the conditions in issuing the secured debentures (Note 18.3), the subsidiary has to comply with certain covenants such as those relating to maintenance of financial ratios and the dividend payment.

To hedge against foreign exchange risk, the Company and some of its subsidiaries have entered into the following foreign exchange contracts and currency swap agreement :-

(a) Loan as stated in Note 18.2

The Company and some of its subsidiaries entered into a currency swap agreement to buy USD 135 million (outstanding balance as at 31 December 2001 amounted to approximately USD 107 million) from the counterparties at an average strike price of Baht 25.12 per USD 1. This is due for delivery on a semi-annual basis in amounts of between USD 2.9 - USD 6.5 million per delivery, as from 1997 through to 2011. The Company and its subsidiaries may be obliged to pay a net premium to the counterparty amounting to approximately Baht 2,286 million (exchange rate as at 31 December 2001 equal to Baht 44.3597 per USD 1) and will record such premium as expenses in the year in which it is incurred. The premium to be paid, as specified in the agreement, depends on the exchange rate in each year.

(b) In addition, the subsidiaries have entered into a number of forward exchange contracts for the purpose of hedging their short-term loans, business transactions and commitments. As at 31 December 2001, the Company and its subsidiaries had outstanding forward commitments to buy USD 1.2 million at strike prices ranging from Baht 43.96-44.23 per USD 1.

(c) The long-term loans are due for repayment as follows :-

Year	Million USD	Million USD	Million Baht
	(Note 18.1, 27)	(Note 18.2)	(Note 18.3)
2002	75.56	11.34	695.56
2003	31.19	13.30	753.22
2004	31.74	14.76	816.10
2005 onwards	Remaining principle amount	103.56	-
		142.96	2,264.88

19. WARRANTS

In July 1999, the Company issued 333.6 million warrants, for existing shareholders to subscribe for ordinary shares at Baht 0.10 each. The warrants were issued in the ratio of 1 warrant per 1 existing ordinary share. The warrants have an exercise period of 5 years, and are exercisable every 3 months. The first and the last exercise dates are 15 September 1999 and 15 June 2004, respectively. One warrant provides the right to purchase one ordinary share (with a par value of Baht 10 each) at the exercise price of Baht 5.

During the year, 26,939,300 warrants were exercised to purchase 26,939,300 new ordinary shares, leaving 257,371,537 warrants unexercised as at 31 December 2001.

On 4 September 2000, the Extraordinary General Meeting of Shaeholders No. 1/2000 passed a resolution approving the issue and offering of 18.4 million registered, non-transferable warrants to purchase common shares to directors or employees of Jasmine International Public Company Limited and its subsidiary companies, free of charge. The warrants have an exercise period of 5 years from the date of issue, and are exercisable every 3 months. One warrant will provide the right to purchase one ordinary share (with a par value of Baht 10 each) at exercise prices of between Baht 10 and Baht 29.28.

During the first quarter of the current year, the Company issued 5.46 million warrants to purchase common shares, free of charge, to directors and employees of Jasmine International Public Company Limited and its subsidiary companies, with the first and last excrcise dates are 15 March 2001 and 15 December 2006, respectively. During the year, no warrants were exercised. As at 31 December 2001, there are 4.9 million warrants outstanding because during the year directors or employees of the Company and its subsidiaries who held warrants resigned and returned the warrant certificates to the Company.

20. COMPANY'S SHARE HELD BY A SUBSIDIARY

As at 31 December 2001, a subsidiary company had purchased 60 million ordinary shares of the Company (being 12.64 percent of the share capital issued by the Company) at their par value of Baht 10. The issue of ordinary shares of the Company is in related with the debt restructuring agreement. Such shares are shown as a deduction under the caption of "Company's shares held by a subsidiary" in shareholders' equity.

21. STATUTORY RESERVE

According to the Public Limited Companies Act B.E. 2535, the Company is required to set aside a statutory reserve at least 5 percent of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 percent of the registered share capital.

22. PENALTY DUE TO LATE PAYMENT AND DEBT RESTRUCTURING OF THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED

On 3 September 2001, the Company and four subsidiaries (Jasmine Telecom Systems Co. Ltd., T.J.P. Engineering Co., Ltd., Siam Teltech Computer Co., Ltd. and Jasmine Submarine Telecommunication Co., Ltd.) entered into a debt restructuring agreement with Thai Telephone & Telecommunication Public Company Limited. The debts consisted of "Account receivable-trade, related parties", "Advances to related parties", Loans to related parties" and "Account receivable-others" and totalled approximately Baht 3,259 million. The Company alone also had Baht 626 million in loans receivable from the related company. Under the debts restructuring agreement, the related company agreed to repay the debts, a penalty for late payment, and interest to the Company and subsidiaries with 760 million of its ordinary shares (the Company only : 129 million ordinary shares). In addition, the Company and the subsidiaries settled outstanding balances between themselves and other trade accounts receivable and payable including the penalty for late payment, by transferring the ordinary shares of Thai Telephone & Telecommunication Public Company Limited. Furthermore, during the fourth quarter of the current year, a subsidiary company paid a dividend with the ordinary shares of Thai Telephone & Telecommunication Public Company Limited. As a result of these transactions the Company and the subsidiaries hold a total of 978 million shares in Thai Telephone & Telecommunication Public Company Limited (the Company only : 830 million ordinary shares).

As a result of the debt restructuring and repayment transactions the Company and its subsidiaries recorded the net penalty for late payment, amounting to Baht 528 million, showing it as a separate item in the statements of earnings for the year ended 31 December 2001.

In addition to the above, the Company and its subsidiaries received 49 million warrants, free of charge, to purchase ordinary shares of Thai Telephone & Telecommunication Public Company Limited (the Company only : 18 million warrants). The warrants have an exercise period of 5 years, and are exercisable every month-end. The first and the last exercise date are 1 October 2001 and 30 September 2006, respectively. One warrant can be exercised to purchase one ordinary share (with a par value of Baht 10 each) at an exercise prices of Baht 4.85 per share.

23. DIRECTORS' REMUNERATION

Directors' remuneration represents the expenses paid to the Company's directors in accordance with Section 90 of the Public Limited Companies Act, exclusive of salaries and related benefits payable to executive directors.

24. CORPORATE INCOME TAX

Corporate income tax is calculated on the earnings of the Company and its subsidiaries after adding back certain disallowed expenses and after deducting tax loss brought forward from prior years, unrealised gains on forward exchange contracts which have been made with non-bank financial institutions in accordance with the rules as prescribed by the Revenue Department, and share of profit in the subsidiary and associated companies.

25. RECONCILIATION OF DILUTED EARNINGS PER SHARE

	For the years ended 31 December					
	Net earnings (loss)		Weighted average number of ordinary shares		Earnings (Loss) per share	
	2001	2000	2001	2000	2001	2000
	Thousand Baht	Thousand Baht	Thousand Shares	Thousand Shares	Baht	Baht
Basic earnings per share						
Net earnings (loss)-as restated	676,767	(1,665,382)	395,500	377,142	1.71	(4.42)
Effect of dilutive potential ordinary shares						
Warrants	-	-	19,065	174,027		
Diluted earnings per share						
Net earnings (loss) of ordinary sharesholders assuming the conversion of dilutive potential ordinary shares	676,767	(1,665,382)	414,565	551,169	1.63	(4.42)

26. STATEMENTS OF CASH FLOWS

For the purpose of the statements of cash flows, cash and cash equivalents include cash in hand and at banks and short-term investments with an original maturity of 3 months or less and free from restriction.

Cash and cash equivalents as reflected in the statements of cash flows consist of the following items :-

(Unit : Baht)

	Consolidated		The Company Only	
	2001	2000	2001	2000
Cash in hand and at banks	2,526,874,054	2,765,166,777	103,646,997	357,681,369
Short-term investments	244,261,716	510,176,339	7,447,450	10,003,000
Total	2,771,135,770	3,275,343,116	111,094,447	367,684,369
Less : Cash at banks (pledged)	(597,979,328)	(1,231,049,547)	(24,996,736)	-
Short-term investments (pledged) or an original maturity more than 3 months	(156,605,533)	(149,259,265)	(7,447,450)	(10,003,000)
Cash and cash equivalents	2,016,550,909	1,895,034,304	78,650,261	357,681,369

During May 2000, the Company purchased a subsidiary company (Compunet Corporation Limited) with the following assets and liabilities :-

	Baht
Cash in hand and at banks	14,140,800
Accounts receivable	10,040,044
Other current assets	53,419,717
Communications equipment not yet installed	74,308,551
Property, plant and equipment - net	61,564,875
Deferred right for the use of communications equipment - net	199,055,560
Other assets	956,154
Accounts payable	(14,265,808)
Other current liabilities	(51,020,279)
Other liabilities	(24,005,775)
Total net assets	324,193,839
Less : Negative goodwill	(224,193,839)
Purchase price of investment	100,000,000
Less : Cash of subsidiary	(14,140,800)
Purchase price of investment - net	85,859,200
Less : Value of the ordinary shares of the company swapped for shares in subsidiary	(100,000,000)
Net cash flow received from net purchase from cash gain	14,140,800

27. DEBT RESTRUCTURING PLAN

27.1 On 14 July 2000, the Company entered into a debt restructuring agreement with financial institutions covering the debts listed below :-

- Long term loan amounting to Yen 9,500 million
- Short term loans amounting to USD 32.3 million and Baht 1,135 million.
- Bank overdrafts amounting to Baht 87.2 million
- Debt obligations from guarantees provided for subsidiaries amounting to USD 61 million (Note 27.2) and Baht 12.4 million
- Debt obligations from guarantees provided for associated companies amounting to Baht 341.7 million and USD 29 million.

The significant points of the restructuring plan are that all loan balances are rescheduled into a six and a half-year term loan, repayable on a semi annual basis until 31 December 2006, and with interest charged at MLR plus 1 to 1.5 percent per annum for the Baht loans, LIBOR plus 2 to 2.5 percent per annum for the USD loans and TIBOR plus 2 to 2.5 percent per annum for the Yen loans.

27.2 On 7 July 2000, Jasmine International Overseas Company Limited (a subsidiary company) signed a debt restructuring agreement with financial institutions covering debts amounting to approximately USD 61 million. The significant points of the restructuring plan are that the loan balances are rescheduled into a three and a half-year term loan, repayable on an annual basis until 31 December 2003, with interest at LIBOR plus 2 percent per annum.

According to the debt restructuring agreement, the Company and a subsidiary company have to comply with certain covernants, as summarised below :-

- issue 60 million of the Company's ordinary shares to a subsidiary ; some shares are to be pledged and some must be sold within 6 months of the debt restructuring agreement becoming effective.
- pledge and deliver to the custodian all of the shares certificates for the Company's holdings in its subsidiaries and the associated companies.
- pledge savings accounts and term deposits at banks.
- mortgage land and buildings.

- assign claims received from its related parties.
- maintain financial ratios according to conditions specified in the agreement.
- follow restrictions on providing additional loans or guarantees, dividend payment, etc.

The outstanding balance of the loans after restructuring has been shown under the caption of "Long-term loans" in the balance sheet.

In addition, according to the debt restructuring agreements, the Company and a subsidiary have to repay all outstanding loans in USD (Note 18).

The Company and a subsidiary company defaulted on the repayment of debts amounting to USD 4.0 million and USD 22.3 million, respectively, which were due in December 2001 under the debt restructuring agreement. In addition, a subsidiary company has been unable to sell its holding in the shares of the Company as required under the debt restructuring agreement. The Company and the subsidiary company have requested waivers of these breaches from the relevant financial institutions, to which they have not yet received a response.

28. COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2001, the Company and subsidiaries had the following outstanding commitments and contingent liabilities :-

28.1 The Company and its subsidiaries had outstanding commitments of approximately Baht 1,007 million in respect of performance bonds and bid bonds issued by banks and financial institutions on behalf of the Company and its subsidiaries (the Company only : Baht 571 million).

28.2 The Company acts as a guarantor for letters of guarantee issued by banks on behalf of the subsidiaries and credit facilities of the subsidiaries totalling Baht 358 million and USD 47.7 million.

28.3 The Company is of guarantor of the Baht 133 million loan of an associated company.

28.4 ACeS Regional Services Company Limited (a subsidiary company) has the following outstanding commitment :-

a) Under an agreement for the supply of software and associated services to implement a billing system for the satellite-based mobile services project, fees will be payable as follow :-

- software license fee payable at a rate specified in the agreement, which is equal to USD 0.0183 per chargeable call using the satellite network. This payment is made for a period of 36 months, when the final acceptance test will be completed.

b) Under The Founder NSP Airtime Purchase agreement made with ACeS International Limited, the owner of ACeS Satellite Project, a subsidiary company is obliged to pay a fee to ACeS International Limited in accordance with the agreement. The fee is based on the greater of a minimum annual payment (USD 5 million) and a rate based on the volume of use of the satellite service, as specified in the agreement.

During the year, the subsidiary has incurred payment obligations for satellite airtime fee totaling USD 5 million (equivalent to Baht 221.8 million), which is the minimum payment for the year under the above mentioned Airtime Purchase Agreement. However, the subsidiary recorded only USD 0.8 million of such airtime fee, based on the volume of actual usage. The subsidiary did not record the remaining USD 4.2 million of satellite airtime fees (equivalent to Baht 184.8 million) because all the companies who are authorised service providers of the ACeS satellite-based mobile telecommunication system, including the subsidiary company, are in the process of negotiating with ACeS International Limited (the owner of ACeS satellite) for a waiver of the above minimum airtime fees. The management of the subsidiary are confident that such fees will be waived.

28.5 Acumen Company Limited (a subsidiary company) has outstanding commitments in respect of the rental of satellite transponders used for ISBN and Rural Telephone projects, for which the rental is payable as follows :-

Year	Million Baht	Million USD
2002	17.2	3.6
2003 onward	-	15.3
	17.2	18.9

28.6 Jasmine Internet Company Limited (a subsidiary company) has the following outstanding commitments :-

(a) Under an agreement with the Communications Authority of Thailand for the rental of high speed circuit lines and an internet information exchange service center, rental fees are payable as follows :-

Year	Million Baht	Million USD
2002	15.9	0.2
2003	15.9	0.2
2004 onward	14.0	0.3
	45.8	0.7

(b) Under an agreement with the Communications Authority of Thailand for the rental of the GLOBESAT Service for data and voice information transmission via satellite, rental fees are payable in the future as follows :-

Year	Million Baht
2002	12.0
2003	12.0
2004 onward	15.2
	39.2

(c) Under an agreement with the Telephone Organization of Thailand (TOT) for the rental of the Internet Protocol Network for information transmission, rental fees are payable as follows :-

Year	Million Baht
2002	6.1
2003	6.2
2004 onward	48.4
	60.7

(d) Commitment in respect of internet service rental agreement, used in internet service connection, for which rental fees shall be payable in the future amounting to approximately USD 0.1 million.

28.7 Compunet Corporation Limited (a subsidiary company) has the following outstanding commitments :-

(a) Lease payments totaling USD 0.3 million are payable in 2002 under a transponder lease agreement with a local company for a period of five years, effective from 15 June 1997 to 14 June 2002.

(b) Under an agreement with the Posts and Telegraph Department (PTD) to operate and provide satellite data communication services throughout Thailand for a period of 22 years, the subsidiary company is obliged to comply with certain conditions, including the obligation to transfer the ownership of communications equipment used to provide satellite data communication services to PTD without charge and to pay a fee to PTD in accordance with the agreement. The fee is based on the greater of a minimum annual payment and a percentage of revenues from services, in accordance with the following basis :-

(Unit : Million Baht)

Years	Percentage of revenues per annum	Minimum Annual Payment
1 - 10	10	30
11 - 20	20	50
21 - 22	30	60

The subsidiary company commenced its operations on 8 August 1998.

28.8 The dispute

During the year, Siam Teltech Computer Co., Ltd. (a subsidiary company) has been in dispute with a trade account payable relating to unpaid service fees amounting to Baht 155.3 million, which the subsidiary company has presented under the caption of "Trade account payable – others" in the balance sheet. The creditor called for the subsidiary company to make payment of Baht 155.3 million for the service fees and Baht 98.8 million in damages. However, in the current year the subsidiary company has recorded damages amounting to only Baht 42.8 million, in the account "Penalty due to late payment – net". At present, the creditor is in the process of submitting the dispute to the Arbitration Office. However, the subsidiary company's management believes that the liabilities arising as a result of the dispute will not materially exceed the penalty due to late payment already recorded.

29. PROVIDENT FUND

The Company, a subsidiary company and their employees have jointly established a provident fund, namely, The Jasmine Group Registered Provident Fund and The registered Provident Fund of Bangkok 2 of a subsidiary Company, as approved by the Ministry of Finance in accordance with the Provident Fund Act B.E. 2530. The fund is contributed to by the Company and the subsidiary company and their employees, and will be paid to employees upon termination in accordance with the rules of the fund. The fund is managed by Bangkok Bank Public Co., Ltd., but Bangkok First Investment and Trust Public Co., Ltd. is incharge of management for the subsidiary company. During the current year, the Company and the subsidiary company contributed a total of Baht 13.5 million (the Company Only : Baht 1.4 million) to the fund.

30. EMPLOYEES AND RELATED COSTS

	Consolidated		The Company Only	
	2001	2000	2001	2000
Number of employees at end of year (persons)	1,110	1,075	94	95
Employee costs for the year (Million Baht)	393	363	38	41

31. FINANCIAL INSTRUMENTS

Financial risk management and policies

The Company and its subsidiaries are exposed to risks from changes in market interest rates and in currency exchange rates, and from nonperformance of contractual obligations by counterparties. The Company and its subsidiaries use derivative instruments, as and when it considers appropriate, to manage such risks. The Company and its subsidiaries do not hold or issue derivative instruments for speculative or trading purposes.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the operations of the Company and its subsidiaries and their cash flows. The Company and its subsidiaries' exposure to interest rate risk relates primarily to theirs deposits with financial institutions, bank overdrafts and loans. The details of loans are set out in Note 18.

Foreign currency risk

The Company and its subsidiaries' exposure to foreign currency risk relates primarily to their payables and loans which are denominated in foreign currencies. The Company and its subsidiaries primarily utilize forward exchange contracts and currency swap agreement to hedge such financial assets and liabilities, when they consider it appropriate. In addition to these transactional exposures, the Company is also exposed to the effect of foreign exchange movements on its investments in foreign subsidiary and associated companies, which are currently not hedged by any derivative financial instrument.

Forward exchange contracts and currency swap agreement outstanding on 31 December 2001 (Note 18) are summarized below.

	Consolidated		
Foreign currency	Forward exchange Contract	Currency Swap agreement	Forward rate
	(Million)	(Million)	(Baht per unit of foreign currency)
Long-term loans			
US dollar	-	107	25.1167
Other liabilities			
US dollar	1.2	-	43.96 - 44.23

	The Company Only	
Foreign currency	Current swap contract	Forward rate
	(Million)	(Baht per unit of foreign currency)
Long-term loans		
US dollar	13.8	25.1167

Below is the summary of the Company and its subsidiaries' foreign currency-denominated assets/liabilities as at 31 December 2001 which were unhedged.

(Unit : Million)

	Consolidated		
	Repayable within 1 year	Repayable more than 1 year	Total
Assets			
US dollar	16	15	31
Liabilities			
US dollar	83	63	146
Japanese Yen	4	8,690	8,694
Franc	4	-	4
Krona Sweden	4	-	4

(Unit : Million)

	The Company Only		
	Repayable within 1 year	Repayable more than 1 year	Total
Assets			
US dollar	23	-	23
Liabilities			
US dollar	30	32	62
Japanese Yen	4	8,690	8,694
Franc	4	-	4

Credit risk

The Company and its subsidiaries are exposed to credit risk primarily with respect to their accounts receivable. However, since the majority of sales and services are supplied to creditworthy customers such as state enterprises and government agencies, the Company and its subsidiaries do not anticipate material losses from their debt collection.

With respect to off-balance sheet derivative financial instruments, it is the Company and its subsidiaries' policy to enter into financial instruments with creditworthy counterparties. Therefore, the Company and its subsidiaries do not expect any material losses to arise from the counterparties' failure to perform their obligations under the financial instruments.

Fair value

Since the majority of the financial assets/liabilities (except loans) are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company and its subsidiaries' financial assets and liabilities do not materially differ from their carrying value.

32. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company and its subsidiaries involve a single business segment i.e. the telecommunications business, and are virtually all carried on in the single geographic area of Thailand. As a result, virtually all of the revenues, operating profits and assets as reflected in the financial statements pertain to the aforementioned business and geographic area.

33. SUBSEQUENT EVENTS

On 11 February 2002, at extraordinary general meeting of the shareholder of the Company No. 1/2002 resolutions were passed to amend the details of the issuance and offer of warrants to directors or employees of the Company and its subsidiaries, instead of issuing and offering the warrants in a series of grants (over a 5-year period), all remaining warrants are to be issued and offered concurrently, in a single grant. As a result, the life of the warrants must be amended from approximately 5 years from the date of each grant, to approximately 5-8 years from the date the grant. In addition, a resolution was passed approving the issue and offer of warrants to new directors of the Company and its subsidiaries who were appointed subsequent to the first grant of 0.9 million warrants.

34. PRESENTATION

The presentation of the financial statements has been made in compliance with the Ministerial Regulation No. 7 dated 25 October 1996 as empowered under the Public Limited Companies Act B.E. 2535.

35. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's directors.